Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pope Resources, A Delaware Limited Partnership:

We consent to the incorporation by reference in the registration statement No. 333-128245 on Form S-8 of Pope Resources, A Delaware Limited Partnership, of our reports dated February 28, 2013, with respect to the consolidated balance sheets of Pope Resources, A Delaware Limited Partnership, and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), partners’ capital, and cash flows, for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012, annual report on Form 10-K of Pope Resources, A Delaware Limited Partnership.

/s/ KPMG

Seattle, Washington
February 28, 2013